Sub-Item 77C: Submission of matters to a vote of security holders

A Special Meeting of Shareholders (the "Meeting") of the Private
Capital Management Value Fund (the "Fund") was held on October
28, 2013 for the following purpose:

To approve a new investment advisory agreement between the Trust, on behalf of the Fund, and Private Capital Management, LLC ("Advisory Agreement").

All Fund shareholders of record at the close of business on August 29, 2013 were entitled to attend or submit proxies. As of the record date, the Fund had 3,481,012.034 shares outstanding.

At the meeting, shareholders approved the Advisory Agreement.
The results of the voting for the proposal were as follows:

For           3,083,686.904
Votes


Against       4,643
Votes


Abstained     3,199
Votes


Broker        - 0 -
Non-Votes